UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                         MERCANTILE STORES COMPANY, INC.
                                (Name of Issuer)

                        Common Stock, $.14-2/3 par value
                         (Title of Class of Securities)

                                   587533 10 0
                                 (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  587533 10 0

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Minot Mercantile Corporation


--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------

   4      CITIZEN OR PLACE OF ORGANIZATION

                   Delaware

--------- ----------------------------------------------------------------------
                            5    SOLE VOTING POWER

         NUMBER OF                 10,484,875
                            ---- -----------------------------------------------
           SHARES           6    SHARED VOTING POWER

        BENEFICIALLY                  None
                            ---- -----------------------------------------------
       OWNED BY EACH        7    SOLE DISPOSITIVE POWER

         REPORTING                 10,484,875
                            ---- -----------------------------------------------
          PERSON            8    SHARED DISPOSITIVE POWER

           WITH                       None
------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,484,875
------- ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW 9

            28.46%
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

            CO
------- ------------------------------------------------------------------------

Item 6 is changed to read in its entirety as follows:

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                       Woodbank Mills, Inc. owned 49.6% of the common stock of
                Minot   Mercantile   Corporation   (49.6%   of  its   voting
                securities). Woodbank Mills, Inc. owned 27,413 shares (.07%) of the Common Stock of the Company.

                         Gerrish H. Milliken may be deemed to be a controlling
                person of each of Minot Mercantile Corporation and Woodbank Mills, Inc., and therefore may be deemed to be the beneficial owner of, and to share the power to direct the voting and/or the disposition of, Common Stock of the Company held by such corporations. In addition, Gerrish H. Milliken, a director of the Company, and his spouse had direct and remainder interests in 101,063 shares (.27%) of the Company's Common Stock held in trusts. Gerrish H. Milliken is also the beneficial owner of an additional 378,353 shares (1.03%) of the Company's Common Stock as a trustee of certain trusts.

                         Roger  Milliken  may be  deemed  to be a  controlling
                person of each of Minot Mercantile Corporation and Woodbank Mills, Inc., and therefore may be deemed to be the beneficial owner of, and to share the power to direct the voting and/or the disposition of, Common Stock of the Company held by such corporations. In addition, Roger Milliken, a director of the Company, and his spouse had direct and remainder interests in 121,560 shares (.33%) of the Company's Common Stock held in trusts. Roger Milliken is also the beneficial owner of an additional 4,221,764 shares (11.46%) of the Company's Common Stock as a trustee and an advisor of certain trusts.

                         Minot K.  Milliken may be deemed to be a  controlling
                person of each of Minot Mercantile Corporation and Woodbank Mills, Inc., and therefore may be deemed to be the beneficial owner of, and to share the power to direct the voting and/or the disposition of, Common Stock of the Company held by such corporations. In addition, Minot K. Milliken, a director of the Company, had direct interests in 454,536 shares (1.23%) of the Company's Common Stock held in trusts. Minot K. Milliken is also the beneficial owner of an additional 400,119 shares (1.09%) of the Company's Common Stock as a trustee and an advisor of certain trusts.

                         Gerrish  H.  Milliken,  Minot K.  Milliken  and Roger
                Milliken, and their respective associates, as that term is defined by the rules of the Securities and Exchange Commission, owned beneficially a maximum of 14,898,031 shares (40.43%) of the Common Stock of the Company. The shares listed as beneficially owned by each of Gerrish H. Milliken, Minot K. Milliken and Roger Milliken include shares listed as beneficially owned by one or both of the other two. Where such duplication exists, it has been eliminated for purposes of this paragraph.



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1997

                                                   /s/ Minot K. Milliken
                                              ---------------------------------
                                              Signature


                                              Minot K. Milliken, Vice President
                                              ---------------------------------
                                              Name/Title